Mail Stop 4561

      							March 29, 2006


Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

	Re:	NetSol Technologies, Inc.
		Form 10-KSB/A for the fiscal year ended June 30, 2004 Form 10-QSB/A for the fiscal quarter ended September 30,
2004
      Form 10-QSB/A for the fiscal quarter ended December 31, 2004
      Form 10-QSB/A for the fiscal quarter ended March 31, 2005
      Form 10-KSB/A for the fiscal year ended June 30, 2005
      Form 10-QSB for the fiscal quarter ended September 30, 2005
      Form 10-QSB for the fiscal quarter ended December 31, 2005
	File No. 0-22773

Dear Mr. Ghauri:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,



								Stephen Krikorian
								Accounting Branch Chief